RP

04017062

L6-29

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 2 9 2004 MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
8- 39046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2003 (MM/DD/YY) AND ENDING April 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RPM Land Sales, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 N. University, Suite 800
(No. and Street)

Little Rock (City) | Arkansas (State) | 72207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loyd Walker 501-664-7087 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JUL 09 2004 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Little, Shaneyfelt, Marshall, Romine & Co.
(Name – *if individual, state last, first, middle name*)

1501 N. University, Suite 600, Little Rock, Arkansas 72207
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DW 7/1/08

OATH OR AFFIRMATION

I, Loyd Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RPM Land Sales, Inc., as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Loyd W Walker
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RPM LAND SALES, INC.

FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2004 AND 2003

with

INDEPENDENT AUDITOR'S REPORT

LSMR Little Shaneyfelt Marshall Romine & Co.

Certified Public Accountants

RPM LAND SALES, INC.

CONTENTS

Little
Shaneyfelt
Marshall
Romine & Co.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
RPM Land Sales, Inc.

We have audited the accompanying balance sheets of RPM Land Sales, Inc. (a wholly-owned subsidiary of Rector-Phillips-Morse, Inc.) as of April 30, 2004 and 2003, and the related statements of income, stockholder's equity, cash flows and changes in liabilities subordinated to general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RPM Land Sales, Inc. as of April 30, 2004 and 2003, and the results of its operations, its cash flows and changes in liabilities subordinated to general creditors for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Little Shaneyfelt Marshall Romine & Co.

LITTLE, SHANEYFELT, MARSHALL, ROMINE & CO.

JUNE 18, 2004

RPM LAND SALES, INC.
BALANCE SHEETS
APRIL 30, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 20,741	$ 32,835
Total current assets	20,741	32,835
INVESTMENTS, AT EQUITY		
RPM Realty Fund	87,348	91,940
OTHER ASSETS		
Due from related party	429,208	395,647
	$537,297	$520,422
LIABILITIES AND STOCKHOLDER'S EQUITY		
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDER'S EQUITY		
Common stock, $50 par value, 1,000 shares authorized, issued and outstanding	$ 50,000	$ 50,000
Additional paid-in capital	1,000	1,000
Retained earnings	486,297	469,422
Total stockholder's equity	537,297	520,422
	$537,297	$520,422

See accompanying notes.

RPM LAND SALES, INC.
STATEMENTS OF INCOME
YEARS ENDED APRIL 30, 2004 AND 2003

	2004	2003
OPERATING EXPENSES		
Other	$ 2,143	$ 3,000
Total operating expenses	2,143	3,000
Operating income (loss)	(2,143)	(3,000)
OTHER INCOME		
Interest income	173	22
Income from real estate limited partnership	31,408	29,992
Total other income	31,581	30,014
Income before income taxes	29,438	27,014
Provision in lieu of income taxes	12,563	11,936
Net income	$16,875	$15,078

See accompanying notes.

RPM LAND SALES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED APRIL 30, 2004 AND 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE - APRIL 30, 2002	$50,000	$1,000	$454,344	505,344
Net income	-	-	15,078	15,078
BALANCE - APRIL 30, 2003	50,000	1,000	469,422	520,422
Net income	-	-	16,875	16,875
BALANCE - APRIL 30, 2004	$50,000	$1,000	$486,297	$537,297

See accompanying notes.

RPM LAND SALES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 16,875	$ 15,078
Adjustments to reconcile net income to net cash flows from operations:		
Income from joint venture	(31,408)	(29,992)
Changes in operating assets and liabilities:		
Accounts receivable	(33,561)	(1,863)
Net cash flows from operating activities	(48,094)	(16,777)
CASH FLOWS FROM INVESTING ACTIVITIES		
Distributions from RPM Realty Fund	36,000	36,000
Net cash flows from investing activities	36,000	36,000
INCREASE (DECREASE) IN CASH	(12,094)	19,223
CASH - BEGINNING OF YEAR	32,835	13,612
CASH - END OF YEAR	$ 20,741	$ 32,835

See accompanying notes.

RPM LAND SALES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEARS ENDED APRIL 30, 2004 AND 2003

Balance - April 30, 2002	0
Balance - April 30, 2003	0
Balance - April 30, 2004	0

See accompanying notes.

RPM LAND SALES, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2004 AND 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Company is a wholly-owned subsidiary of Rector-Phillips-Morse, Inc. and engages in the business of buying, selling and otherwise dealing in real estate and real estate securities in the State of Arkansas. The Company and its parent have common management and common use of office facilities and personnel.

BASIS OF PRESENTATION

The Company uses the accrual basis of accounting for income tax reporting and financial reporting in accordance with accounting principles generally accepted in the United States of America.

CASH

The Company considers all funds held by financial institutions to be cash. The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash and does not require any collateral other than the institution be FDIC or SIPC insured.

INCOME TAXES

The Company files its federal and state income tax returns on a consolidated basis with its parent. Accordingly, under the terms of a tax sharing agreement income taxes of $12,563 and $11,936 have been allocated from the parent company for the years ended April 30, 2004 and 2003, respectively, based on the relationship that the net taxable income of the Company bears to the total taxable income of the consolidated group.

ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported income and expenses. Actual results could vary from the estimates that were used.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

None

NOTE 3 - INVESTMENT IN RPM REALTY FUND

The investment in RPM Realty Fund (a real estate limited partnership) is carried on the equity basis and is adjusted for profits, losses, capital contributions and withdrawals. The Company is a limited partner in the fund with a 3 1/2 % interest. Selected financial information regarding RPM Realty Fund at December 31, 2003 and 2001 (the latest closing date) is as follows:

NOTE 3 - INVESTMENT IN RPM REALTY FUND (CONTINUED)

	2004	2003
Total assets	$3,013,319	$3,168,000
Total liabilities	316,543	340,728
Net income	892,624	852,384

There is a $7,544 permanent difference between the investment in RPM Realty Fund and the underlying equity in the investment resulting from purchasing other partners' interest at a cost greater than the partners' capital account assumed.

Certain officers and owners of Rector-Phillips-Morse, Inc., the parent of the Company, have a combined 23.215% interest in RPM Realty Fund, therefore the investment is accounted for using the equity method on the Company's books.

NOTE 4 - DUE FROM RELATED PARTY

Due from related party represents amounts advanced to Rector-Phillips-Morse, Inc.

Little
Shaneyfelt
Marshall
Romine & Co.

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
RPM Land Sales, Inc.

Our report on our audits of the basic financial statements of RPM Land Sales, Inc. for the years ended April 30, 2004 and 2003, appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Aggregate Indebtedness and Reconciliation of Net Capital Per Focus Report to Audit Report are presented to comply with requirements of the Securities and Exchange Commission and the Arkansas Securities Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole for the year ended April 30, 2004.

RPM Land Sales, Inc. is exempt from Securities and Exchange Commission Rule 15c3-3. We noted no matters to indicate the conditions for exemption had not been complied with for the year ended April 30, 2004.

Little Shaneyfelt Marshall Romine & Co.

LITTLE, SHANEYFELT, MARSHALL, ROMINE & CO.

JUNE 18, 2004

Certified Public Accountants . 1501 North University . Suite 600 . Little Rock, AR 72207-5235 . Telephone 501-666-2879 . Fax 501-666-5260

RPM LAND SALES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
APRIL 30, 2004

Net capital per balance sheet		$537,297
Adjustments:		
Accounts receivable	$429,208	
Investment in RPM Realty Fund	87,348	
Total adjustments		516,556
Net capital before haircuts on securities		20,741
Haircuts on securities		-0-
Adjust net capital		$ 20,741
Minimum net capital requirement		-0-
Minimum dollar net capital requirement		5,000
Net capital requirement		$ 5,000
Excess net capital		$ 15,741
Excess net capital at 1000%		$ 20,741
Aggregate indebtedness		$ -0-

RPM LAND SALES, INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT TO AUDIT REPORT
APRIL 30, 2004

Net capital - per part IIA, line 12 of focus report	$ 20,741
Increase in net capital	-
Adjusted net capital per computation of net capital (page 10)	$ 20,741

Little
Shaneyfelt
Marshall
Romine & Co.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
RPM Land Sales, Inc.

We have audited the financial statements of RPM Land Sales, Inc. (a wholly-owned subsidiary of Rector Phillips Morse, Inc.) for the years ended April 30, 2004 and 2003, and have issued our report thereon dated June 18, 2004. In planning and performing our audit, we considered the Company's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Accordingly, we do not express such an opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control, misstatements due to error or fraud or instances of non-compliance may nevertheless occur and not be detected.

Also, projection of any evaluation of internal control to future periods is subject to the risk procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of controls may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that material errors or fraud in amounts that would be material in relation to the financial statements being audited or noncompliance with SEC practices and procedures may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operations that we considered to be material weaknesses as defined above.

This report does not affect our report on the 2004 and 2003 financial statements dated June 18, 2004.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for it's purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on the understanding and on our study we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Little, Shaneyfelt, Marshall, Romine & Co.

LITTLE, SHANEYFELT, MARSHALL, ROMINE & CO.

JUNE 18, 2004